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April 10, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Christine Westbrook
Joe McCann

Re:	Evolus, Inc.
Registration Statement on Form S-3
Filed March 22, 2019
File No. 333-230466
Evolus, Inc., a Delaware corporation (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 4, 2019 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (the “Registration Statement”) as filed with the Commission on April 10, 2019, marked against the Registration Statement as filed with the Commission on March 22, 2019, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 1.

Description of Capital Stock
Anti-Takeover Effects of Provisions of our Certificate of Incorporation, Bylaws and Delaware Law
Exclusive Jurisdiction, page 12

1.
We note your disclosure that your certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for, among others, “any derivative action.” We also refer to Article VIII, Section C of your amended and restated certificate of incorporation, which defines “Internal corporate claim” in a manner that limits the scope of the forum selection provision. Accordingly, please revise your prospectus disclosure to clarify the scope of this provision, or explain to us how the prospectus disclosure is consistent with the Charter. Additionally, on page 4, please present a separately captioned risk factor related to the exclusive forum provision and include a discussion explaining that this provision could limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes. In this regard, we note that the risk factor incorporated by reference from pages 57-58 broadly focuses on anti-takeover provisions and that the forum discussion on page 58 does not explain how the provision could limit a shareholder’s ability to sue.

Company Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 1 as follows to correspond to Article VIII, Section C of the Company’s amended and restated certificate of incorporation:

“Exclusive Jurisdiction. Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for all “internal corporate claims.” “Internal corporate claims” means claims, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or (ii) as to which Title 8 of the DGCL confers jurisdiction upon the Court of Chancery, except for, as to each of (i) and (ii) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.”

In addition, in response to the Staff’s comment, the Company has added the following risk factor on page 4 of Amendment No. 1:

“Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.”

General

2.
With reference to the shares held by ALPHAEON Corporation, we note that ALPHAEON owns 56% of your outstanding common stock and is identified in your most recent Form 10-K as both your “parent” company and your controlling stockholder. Given this relationship, you are not permitted to rely on Securities Act Rule 415(a)(1)(i) to register the shares because the rule excludes securities offered by a “person of which the registrant is a subsidiary.” Accordingly, please amend your registration statement to remove references to a secondary offering and identify ALPHAEON as an underwriter. For additional guidance, refer to Securities Act Compliance and Disclosure Interpretations, Question 212.15.

Company Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has identified ALPHAEON as an underwriter in Amendment No. 1 and has removed references to a secondary offering with respect to ALPHAEON.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed stamped and self-addressed envelope. If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael Hedge

Michael A. Hedge
K&L Gates LLP

cc:	David Moatazedi, Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Jason C. Dreibelbis, K&L Gates LLP